Via Overnight Mail and EDGAR Correspondence

July 24, 2008

Jeffrey Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E. Mail Stop 6010
Washington, D.C. 20549

Re:	Generex Biotechnology Corporation
Registration Statement on Form S-3
Filed April 30, 2008 and Amended
File No. 333-150562

Dear Mr. Riedler:

On behalf of Generex Biotechnology Corporation (the "Company"), we are transmitting for filing via EDGAR: (i) Amendment No. 3 (“Amendment No. 3”) to the Company's Registration Statement on Form S-3 (File No. 333-150562) filed on April 30, 2008 and amended on June 5, 2008 and June 20, 2008 (the “Registration Statement”); and (ii) the Company’s response to the comments of the Commission Staff contained in the letter dated June 27, 2008 relating to the Registration Statement.

For ease of reference, we have set forth the Staff's comment followed by the Company's response. Unless otherwise set forth herein, all capitalized terms have the meanings ascribed to such terms in the Registration Statement.

Enclosed with the paper copy of this letter are four clean and four marked courtesy copies of Amendment No. 3 reflecting the changes made in the Registration Statement.

General

1. We note your response to Comment 1 and are unable to concur with your analysis that the offering should be treated as a secondary offering. The size of the offering relative to the number of shares outstanding held by non-affiliates indicates that the transaction should be treated as a primary offering. Please properly register your offering on Form S-3 as a primary offering and identify the selling shareholders that purchased notes and warrants in your March 31, 2008 private placement as underwriters.

Securities and Exchange Commission
July 24, 2008

RESPONSE: We respectfully submit that, for the reasons set forth in our previous response letter, this offering is not being made "by or on behalf of the issuer” because the Investors are not affiliates of the Company nor should they be considered “underwriters” under Section 2(a)(11) of the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities they acquired from the Company. Notwithstanding the foregoing, to comply with certain contractual obligations under the Notes and to avoid monetary penalties that may soon be triggered under the Registration Rights Agreement that the Company entered into with the Investors in connection with the March Private Placement, the Company has reduced the number of shares that it is seeking to register on behalf of the Investors in Amendment No. 3. As set forth in Amendment No. 3 under the heading “Selling Shareholders,” the Company is seeking to register on behalf of the Investors an aggregate of 30,191,665 shares of the Company’s common stock, which number is equal to 30% of the Company’s public float as measured prior to the March Private Placement. The Company is not seeking to register shares on behalf of any stockholders other than the Investors in Amendment No. 3.

Notwithstanding the filing of Amendment No. 3, the Company respectfully reserves the right to continue discussions with members of the Staff and/or the Commission in an effort to resolve the issue of whether the offering of all the shares underlying the securities sold to the Investors in the March Private Placement should be treated as a secondary offering, rather than a primary offering.

2. We note your response to Comment 2 relating to the identification of broker-dealers and affiliates of broker-dealers. Supplementally, please explain the type and nature of the advisory services Newbridge provided.

RESPONSE: The Company is not seeking to register in Amendment No. 3 shares of common stock on behalf of any stockholders other than those that participated in the March Private Placement. The Company respectfully reserves the rights to register such shares on behalf of any or all of the Other Selling Stockholders at a later date. If the Company seeks to register shares of common stock on behalf of Newbridge at a later date, the Company will address the Staff’s comments with respect to Newbridge at that time.

* * *

Securities and Exchange Commission
July 24, 2008

Please contact Gary A. Miller, Esq. at 215-851-8472 if you should have any questions regarding our responses or if you should have any additional comments after reviewing our responses.

Sincerely,

Generex Biotechnology Corporation

By:	/s/ Mark Fletcher
Mark Fletcher, Esq.
Executive Vice President and
General Counsel